Shire plc Corporate Headquarters: 5 Riverwalk Citywest Business Campus Dublin 24 Ireland www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

June 12, 2014

Re:	Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 000-29630

Dear Mr. Rosenberg,

The following is in response to your comment letter addressed to Mr. James Bowling, Interim Chief Financial Officer of Shire plc (the “Company”) dated June 2, 2014 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).

We have repeated your numbered comments and provided a response to your comments below.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(e) Collaborative Arrangements, page F-16

1.
In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us a table showing amounts by year and by line item included in your statements of operations attributable to transactions arising from collaborative arrangements between you and the other participants and to third-parties. Please provide separate tables for this information for each of your significant collaborative arrangements and in the aggregate for all of your collaborative arrangements (i.e. the significant arrangements and all other arrangements). Present separately amounts with other participants and third-parties that are netted in a financial statement line item.

Response:

The Company advises the Staff that during the three years ended December 31, 2013 collaborative arrangements (as defined under ASC 808) did not have a material impact on the Company’s financial statements, either individually or taken in the aggregate.  Further, the Company’s collaborative arrangements are all in the development stage and these arrangements have not yet resulted in commercialized products or related revenues from product sales to third parties.

The Company has included below a table showing amounts by year and by line item included in the Company’s statements of operations attributable to transactions arising from collaborative arrangements (including information on the Company’s two largest collaborative arrangements):

	2013	2012	2011
	$’M	$’M	$’M
Collaboration with Santaris Pharma A/S (“Santaris”)
Transactions with Santaris expensed within Research and development (“R&D”)	6.0	11.1	7.8

Collaboration with Sangamo BioSciences, Inc. (“Sangamo”)
Transactions with Sangamo expensed within R&D	15.2	21.9	-

All other collaborative arrangements (excluding Santaris and Sangamo)
Transactions with collaborative partners credited to “Other revenues”	0.1	5.1	-
Transactions with collaborative partners expensed within R&D	5.6	2.8	4.3
Transactions with collaborative partners credited to R&D	-	0.7	-
Transactions with third-parties expensed within R&D	1.4	5.6	5.8

Incorporated and registered in Jersey No. 99854
Registered Office:  Shire plc, 22 Grenville Street, St Helier, Jersey JE4 8PX

2013	2012	2011
$’M	$’M	$’M
All collaborative arrangements (including Santaris and Sangamo)
Transactions with collaborative partners credited to “Other revenues”	0.1	5.1	-
Transactions with collaborative partners expensed within R&D	26.8	35.8	12.1
Transactions with collaborative partners credited to R&D	-	0.7	-
Transactions with third-parties expensed within R&D	1.4	5.6	5.8

Given the immateriality of the amounts related to collaborative arrangements, either individually or taken in the aggregate (aggregate amounts comprise less than 5% of total R&D expense and less than 1% of Total revenues in any of the three years ended December 31, 2013), the Company respectfully proposes to the Staff that further disclosure is neither necessary nor useful to the readers of the financial statements. If amounts related to collaborative arrangements become material in a future period the Company will consider appropriate disclosure at that time.

2.
You state that the Company reports costs incurred and revenue generated from transactions with third parties as well as payments between parties to collaborative arrangements either on a gross or net basis, depending on the characteristics of the collaborative relationship. Please help us understand how the characteristics of the collaborative relationship are determinative in reporting costs incurred and revenue generated gross or net. Tell us what consideration was given to ASC 605-45 and 605-50 in your response or other applicable guidance that supports your accounting treatment.

Response:

As indicated in the Company’s response to the Staff’s first comment, the Company’s collaborative arrangements are immaterial, either individually or in the aggregate, and currently are all in the development stage. As such, the Company has not recognized any revenue from third parties (i.e., from parties other than collaborative partners) in relation to its collaborative arrangements in the three years ended December 31, 2013. Further, revenues from collaborative partners are wholly immaterial. As such the Company does not yet consider ASC 605-45 or ASC 605-50 to be applicable. If in a future period material revenues are generated from collaborative arrangements, the Company will consider ASC 605-45 and ASC 605-50 at that time.

Given the stage of these collaborative arrangements, the Company primarily considered ASC 808 in determining the appropriate accounting treatment for reporting payments and receipts under the collaborative arrangements. The Company considered “the nature of the arrangement” for each collaboration, the nature of the Company’s and the collaborators’ business operations, the contractual terms of the arrangement and also whether the transactions were in the scope of other authoritative accounting literature (such as ASC 605-25 and ASC 730).

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ James Bowling

James Bowling
Interim Chief Financial Officer